October 16, 2012

Katherine H. Newhall
Capital Research and Management Company
333 South Hope Street
Los Angeles, California 90071-1447

Re: American Funds Global High-Income Opportunities Fund
      File Numbers: 333-183930, 811-22745

Dear Ms. Newhall:

We have reviewed the registration statement for the American Funds Global High-Income Opportunities Fund (the "Fund") filed on Form N-1A on September 17, 2012. The Fund has one series and sixteen classes.

Our comments are set forth below. The captions we use below correspond to the captions the Trust uses in its registration statement.

General Comments

1. Please supply the undersigned with copies of any exemptive application and any no-action request the Trust has submitted, or will submit, in connection with registration of its shares.

2. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 (the "1933 Act"). *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

3. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act").

4. We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Prospectus

Fees and Expenses of the Fund, Page 2

5. Please confirm in your response letter to these comments that there will be no "Acquired Fund Fees and Expenses."

6. Please confirm that the expense reimbursement arrangement will be in effect for no less than one year from the effective date of the Fund's registration statement. If the adviser may recoup previously reimbursed expenses, add the appropriate disclosure in the footnote.

Principal Investment Strategies, Page 4

7. Please clarify whether the quality ratings of requirements also apply to debt securities issued by the United States government. Please disclose what the Fund will do if the ratings agencies downgrade U.S. government securities below the Fund's quality requirements. In the alternative, explain in your response letter why the Fund and its adviser consider this possibility too remote to warrant prospectus disclosure.

8. Please confirm that the Fund will not invest in derivatives.

9. In the first paragraph, please include a statement that high-yield lower rated debt securities are commonly referred to as "junk bonds" and are considered speculative.

10. Disclose the lowest rating in which the Fund may invest and whether the Fund may invest in bonds that are in default.

11. Disclose that the Fund may invest in debt securities of any maturity. Does the Fund have any requirements or limitations as to duration?

12. The fourth paragraph in this section refers to "portfolio counselors." Please change this to "portfolio managers" as that is in more common use in the mutual fund industry and conforms to the terminology used in Item 5 of Form N-1A.

13. Given that the term "global" is in the Fund's name, please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (*i.e.*, at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the U.S.

Principal Risks, Pages 5-6

14. Please consider adding a discussion of the risk of relying on the quality ratings of rating agencies in light of their recent well-publicized failures (*e.g*. banks and mortgage-backed securities).

Portfolio Counselors, Page 6

15. See Comment 12.

Frequent trading of fund shares, Pages 19-20

16. Item 11(e)(3)(iii) of Form N-1A requires that each of the policies and procedures for deterring frequent purchases and redemptions be described with *specificity.* (Emphasis added). For example, disclose the specific numbers of purchases, redemptions, and exchanges that may be made within a given time period, the minimum holding period before an investor may make an exchange into another fund, etc. Please revise the disclosure, as appropriate.


Statement of Additional Information

Description of certain securities and investment techniques, Pages 3 to 14


17. Some investments and practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.


Fund Policies, Pages 15-16


18. Please add a non-fundamental policy of not investing more than 15% of a Fund's assets in illiquid investments.


Management of the fund, Pages 17-19


Board of trustees and officers

19. The trustees and officers of the Trust, including the requisite number of independent trustees, should be furnished by a pre-effective amendment.

.

* * *

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of this registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel